WOODSIDE

20 April 2004

04024704

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

RECEIVED APR 23 2004 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- GoM Atwater Valley Area 618 #2 (Neptune-7), lodged with the Australian Stock Exchange on 20 April 2004;
- WA-255-P (Eskdale-2), lodged with the Australian Stock Exchange on 20 April 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Rebecca Sims
Compliance Officer

dlw 5/4

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 20 APRIL 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

GOM Atwater Valley Area 618 #2 Neptune #7

Woodside Energy (USA) Inc., a wholly owned subsidiary of Woodside Petroleum Ltd., reports that operations at the Neptune #7 appraisal well (OCS-G 08038 #2) located in the Gulf of Mexico in Atwater Valley block 618 were concluded on 19 April 2004 with the temporary abandonment of the well.

The well encountered a net oil column of approximately 114 feet (34.7 metres), which was within the range of expected outcomes. Neptune #7 is approximately 5,900 feet (1.8 kilometres) west of Neptune #5 and 3,050 feet (0.9 kilometres) southeast of Neptune #2. Studies are ongoing to evaluate development options for the field.

The well was drilled in 6,257 feet (1,907 metres) of water and reached a total depth of 18,714 feet (5,704 metres) (referenced to the rig rotary table).

Woodside Energy (USA) Inc. has a 20% working interest in the leases that contain the Neptune Field.

KAREN LANGE
Company Secretary

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 20 APRIL 2004
10:00AM (WST)

1954 2004
Commitment to Growth

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WA-255-P
ESKDALE-2

Woodside Petroleum Ltd., a participant in the BHP Billiton operated WA-255-P Joint Venture, reports that the Eskdale-2 exploration well located in the Exmouth Sub-basin was spudded on 19 April 2004. Since spudding, the 36 inch hole section has been drilled and cased, and on 20 April 2004 the well was at a depth of 891 metres and was preparing to drill the 17½ inch hole section.

The Atwood Eagle semi-submersible drilling rig is drilling the well. The well location is approximately 2.3 kilometres southwest of Eskdale-1. Water depth at the location is approximately 825 metres. Planned total depth is approximately 2,970 metres.

All reported depths (except water depth) are referenced to the rig rotary table.

Equal joint venture participants in WA-255-P are BHP Billiton Petroleum (Australia) Pty. Ltd. and Woodside Energy Ltd.

KAREN LANGE
Company Secretary